UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
(Amendment No. 1)*

Delphi Automotive PLC
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G27823106
(CUSIP Number)
December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)
__________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27823106	13G

1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,053,920
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
11,053,920
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,053,920
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5%1
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

1	The percentages used herein and in the rest of this Schedule 13G are calculated based upon 315,299,183 shares outstanding as of February 1, 2013 as reported in the Company’s Form 10-K filed on February 11, 2013.

CUSIP No. G27823106	13G

1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
663,153
	6	SHARED VOTING POWER
11,053,920
	7	SOLE DISPOSITIVE POWER
663,153
	8	SHARED DISPOSITIVE POWER 11,053,920
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,717,073
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.7%1
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G27823106	13G

1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
663,153
	6	SHARED VOTING POWER
11,053,920
	7	SOLE DISPOSITIVE POWER
663,153
	8	SHARED DISPOSITIVE POWER 11,053,920
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,717,073
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.7%1
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G27823106	13G

Item 1(a)	Name of Issuer:

The name of the issuer is Delphi Automotive PLC (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

           The Company's principal executive office is located at Courteney Road, Hoath Way, Gillingham, Kent ME8 0RU, United Kingdom.

Item 2(a)	Name of Person Filing:

This Schedule 13G/A is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (”Silver Point”), Mr. Edward A. Mulé and Mr. Robert J. O’Shea (the “Reporting Persons”) with respect to the ownership of the ordinary shares of the Company by SPCP Group, LLC (“SPCP”), SP Auto, Ltd. (“SP Auto”) and SPCP Group III, LLC (“SPCP III”).2

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2013, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, CT 06830.

Item 2(c)	Citizenship:

Silver Point is organized under the laws of the State of Delaware.  Both Mr. Mulé and Mr. O’Shea are U.S. citizens.

Item 2(d)	Title of Class of Securities:

Ordinary Shares, $0.01 par value per share.

Item 2(e)	CUSIP No.:

G27823106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

2
The ordinary shares held are held by: (i) SPCP, a wholly-owned subsidiary of Silver Point Capital Fund, L.P. (“Fund”) and Silver Point Capital Offshore Master Fund, L.P. (“Offshore Fund”); (ii) SP Auto, a wholly-owned subsidiary of the Offshore Fund; and (iii) SPCP III. Silver Point is the investment manager of the Fund and the Offshore Fund, and as a result has sole voting and investment power over the ordinary shares held, directly or indirectly, by the Fund and the Offshore Fund. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point. Management is also the manager of SPCP III, and as a result has sole voting and investment power over the securities held by SPCP III. Because Edward A. Mulé and Robert J. O’Shea are the members of Management, they may be deemed to have voting and investment power over the ordinary shares held, directly or indirectly, by the Fund, the Offshore Fund and SPCP III.

Item 4	Ownership:

A.	Silver Point Capital, L.P.

(a)	Amount beneficially owned: 11,053,920

(b)	Percent of class: 3.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 11,053,920

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 11,053,920

(iv)	Shared power to dispose or direct the disposition: -0-

B.	Edward A. Mule

(a)	Amount beneficially owned: 11,717,073

(b)	Percent of class: 3.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 663,153

(ii)	Shared power to vote or direct the vote: 11,053,920

(iii)	Sole power to dispose or direct the disposition: 663,153

(iv)	Shared power to dispose or direct the disposition: 11,053,920

C.	Robert J. O’Shea

(a)	Amount beneficially owned: 11,717,073

(b)	Percent of class: 3.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 663,153

(ii)	Shared power to vote or direct the vote: 11,053,920

(iii)	Sole power to dispose or direct the disposition: 663,153

(iv)	Shared power to dispose or direct the disposition: 11,053,920

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Frederick H. Fogel
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Frederick H. Fogel
Title:	Attorney-in-fact

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2013

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Frederick H. Fogel
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Frederick H. Fogel
Title:	Attorney-in-fact